Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED OCTOBER 14, 2008
Exhibit 99.2 — Press Release	9
PRESS RELEASE DATED OCTOBER 14, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

Date: October 14, 2008

Exhibit 99.1

WuXi PharmaTech Announces Preliminary Third Quarter 2008 Results

and Updates 2008 Guidance

October 14, 2008 – Shanghai, China – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced preliminary selected unaudited financial results for the third quarter ended September 30, 2008, and updated its guidance for the full year 2008.

Third Quarter 2008 Preliminary Unaudited Financial Results

For the third quarter ended September 30, 2008, WuXi reports the following preliminary unaudited financial results. These results are subject to change as a result of finalization of share-based compensation expenses, closing adjustments and completion of the review process for the quarter.

Preliminary Third Quarter 2008 Financial Results

(Unaudited, U.S. Dollars in Millions)

	GAAP			Non-GAAP
	The third quarter of			The third quarter of
	2008	2007	% Growth*	2008	2007	% Growth*
Net Revenue	$66.0 - 67.5	$34.0	96%	$66.0 - 67.5	$34.0	96%
Laboratory Services	46.0 - 47.0	26.7	74%	46.0 - 47.0	26.7	74%
Manufacturing Services	20.0 - 20.5	7.3	177%	20.0 - 20.5	7.3	177%

Gross Profit	21.4 - 22.9	16.0	38%	25.9 - 27.4	16.3	63%
Laboratory Services	18.7 - 19.7	12.9	49%	22.0 - 23.0	13.2	70%
Manufacturing Services	2.7 - 3.2	3.1	(5)%	3.9 - 4.4	3.1	34%

Operating Income	6.7 - 8.2	7.5	(1)%	13.7 - 15.2	9.0	61%

EBITDA	13.9 - 15.4	10.2	44%	17.0 - 18.5	11.7	52%

*	Growth rate calculated based on mid-point range

Financial data presented on a non-GAAP basis exclude share-based compensation expenses and amortization of acquired intangible assets. The non-GAAP measures are reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures”.

Commenting on the third quarter 2008 preliminary results, Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech, said, “WuXi continues its historical trend of delivering strong revenue and profitability growth, as reflected in the 96% top-line revenue and 52% non-GAAP EBITDA growth (each using the mid-point of current estimates). As we enter the fourth quarter, we expect lower than anticipated full-year 2008 revenues, due to cancelled or delayed projects from small biotechnology customers. However, our China-based laboratory services business remains strong and is expected to grow over 40%, year-over-year.

“Even with the financial market unrest, we believe the need for outsourced services remains robust. WuXi has an outstanding reputation for providing high-quality, IP-protected services in a cost-effective and efficient manner. In all environments, we are positioned to meet and anticipate our customer needs, by expanding and evolving our services, while maintaining our focus on revenue growth and profitability.”

Expected third quarter 2008 operating income reflects expected sales, general and administrative expenses (excluding share-based compensation) generally consistent with the second quarter of 2008.

On November 12, 2008, WuXi expects to announce finalized operating results (including net income and earnings per ADS) for the third quarter 2008. In the interim, WuXi is evaluating and/or finalizing the following items, which impact net income and earnings per ADS: its goodwill balances from the AppTec acquisition for impairment and income tax provisions.

Revised Full Year 2008 Guidance

In light of the current economic environment and its impact on the anticipated research and development spending of its smaller customers, WuXi is revising its net revenue guidance for the full year 2008 to $260 to $265 million from $280 to $300 million. This represents year-over-year revenue growth ranging from 92% to 96%. Full year non-GAAP EBITDA will be in the range of $70 to $75 million (excluding share-based compensation charges, potential impact from goodwill impairment charges, and further mark-to-market adjustment on foreign currency forward contracts).

Termination of Rule 10b5-1 Trading Plans; Company Trading Window

At this time, each of our four founders (including Dr. Li) and other management members are terminating their existing 10b5-1 plans.

A number of our executive officers, other management team members and employees, including each of our four founders (who are also WuXi executive officers and directors), previously (i) established pre-arranged stock trading plans in accordance with the provisions of Rule10b5-1 of the Securities Exchange Act of 1934, and (ii) sold ADSs pursuant to those plans.

Although those 10b5-1 plans were terminated, we expect up to 350,000 ADSs may be sold by other management members and employees prior to year-end for 409A purposes. Prior to 2008, a number of our management members and employees who were U.S. taxpayers were granted options with an exercise price potentially below fair market value on the date of grant, as determined under Section 409A of the U.S. Tax Code. To avoid the adverse tax consequences imposed under Section 409A to these U.S. taxpayers, the options were amended previously to require that they be exercised, if at all, on or prior to December 31, 2008 (no other changes were made). If unexercised by year-end those options will expire, and those individuals may need to sell ADSs to pay related taxes and the purchase price payable upon exercise.

Following the release of this announcement and the related conference call, WuXi intends to open its trading window under WuXi’s Insider Trading Policy.

Conference Call

Following this announcement, WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on October 14, 2008 to discuss the preliminary 2008 third quarter financial results. The conference call may be accessed by calling (US) +1 866-239-0753 or +1 718-354-1157 / (HK) +852-3002-1615 or 800-933-519 / (UK) 0800-559-3272. Passcode: 5190406.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided the preliminary unaudited third quarter 2008 and third quarter 2007 financial data and EBITDA on a non-GAAP basis, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe both management and investors benefit from referring to EBITDA and these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. EBITDA and these non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. You should not view non-GAAP (including EBITDA) results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

RECONCILIATION OF NON-GAAP TO GAAP

(Unaudited, U.S. Dollars in Millions)

	The third quarter of 2008				The third quarter of 2007
	GAAP	Add: Share-based compensation expenses	Add: Amortization of acquired intangible assets	Non-GAAP	GAAP	Add: Share-based compensation expenses	Add: Amortization of acquired intangible assets	Non-GAAP
Net Revenue	$66.0 - 67.5	$—	$—	$66.0 - 67.5	$34.0	$—	$—	$34.0
Laboratory Services	46.0 - 47.0			46.0 - 47.0	26.7	—	—	26.7
Manufacturing Services	20.0 - 20.5			20.0 - 20.5	7.3	—	—	7.3

Gross Profit	21.4 - 22.9	0.6	3.9	25.9 - 27.4	16.0	0.3		16.3
Laboratory Services	18.7 - 19.7	0.6	2.7	22.0 - 23.0	12.9	0.3	—	13.2
Manufacturing Services	2.7 - 3.2	—	1.2	3.9 - 4.4	3.1	—	—	3.1

Operating Income	6.7 - 8.2	3.1	3.9	13.7 - 15.2	7.5	1.5	—	9.0

EBITDA	$13.9 - 15.4	$3.1	$—	$17.0 - 18.5	$10.2	$1.5	$—	$11.7

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our preliminary financial unaudited results for the third quarter 2008; expected net revenue levels for 2008 and expected revenue trends related to our smaller biotech customers and the impact of current market turmoil; the global trend in R&D outsourcing; and our expected ability to grow revenue and profitability in 2008 and beyond and meet and anticipate customer needs in all environments while maintaining our ability to adjust our internal capacity.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Our preliminary Q3 2008 operating results may change as a result of final management review, review by outside auditors, finalization of share-based compensation expenses and closing adjustments for the quarter. Also the uncertainty in the global economy may adversely impact our business and R&D outsourcing trends; and our smaller biotech customers may continue to face funding and other spending difficulties for longer than anticipated. We may be unable to successfully expand our capabilities to meet client needs. In addition other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base.

The financial information contained in this release should be read in conjunction with the consolidated and pro forma financial statements and notes thereto included in our 2007 Annual Report on Form 20-F filed with available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our 2007 Annual Report on Form 20-F. Our preliminary results of operations for the third quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward- looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Form more information, please contact:

Debra Yu, MD

Vice President Strategy

WuXi PharmaTech (Cayman) Inc.

+1-215-218-5559

ir@wuxiapptec.com

Dr. Hai Mi

Executive Director of Investor Relations and Business Planning

WuXi PharmaTech (Cayman) Inc.

+86 (21) 5046-3726

ir@wuxiapptec.com

Juliane Snowden

Vice President of Investor Relations

Burns McClellan

+1-212-213-0006

Jsnowden@burnsmc.com

Exhibit 99.2

WuXi PharmaTech Appoints Jeff Leng to Its Board of Directors

Tuesday October 14, 4:00 am ET

SHANGHAI, China, Oct. 14 /Xinhua-PRNewswire/ – WuXi PharmaTech (Cayman) Inc. (NYSE: WX – News), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced the addition of Jeff X. Leng, managing director of General Atlantic LLC, to the WuXi Board of Directors. Mr. Leng is replacing Sean Tong, formerly with General Atlantic, on the WuXi board. General Atlantic is a global growth investor with a long-term investment horizon and an active value-added strategy.

Dr. Ge Li, WuXi’s Chairman and Chief Executive Officer commented, “We thank Sean for his invaluable contributions and leadership to the board, and we are pleased to welcome Jeff to the WuXi board. Jeff brings with him invaluable experience as an investor and advisor to growth companies. We will employ his expertise as we position WuXi for the future to meet and anticipate the services that our customers will require as their businesses evolve.”

Mr. Leng has 10 years’ experience in investment and finance. He has been working for General Atlantic since 2007 and is based in China. Prior to joining General Atlantic, he served as a managing director at Warburg Pincus. Mr. Leng holds an MBA degree from the Wharton School at the University of Pennsylvania.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

For more information, please contact:

Debra Yu, MD

Vice President Strategy

WuXi PharmaTech (Cayman) Inc.

Tel: +1-215-218-5559

Email: ir@wuxiapptec.com

Juliane Snowden

Vice President of Investor Relations

Burns McClellan

Tel: +1-212-213-0006

Email: Jsnowden@burnsmc.com